:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMIS Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

2300 Buckskin Road
Address of Principal Executive Office (Street and Number)

Pocatello, ID 83201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 24, 2007, AMIS Holdings, Inc. (the “Company”) announced that the Audit Committee of its Board of Directors, which is comprised solely of independent directors, was reviewing the Company’s February 2007 standard cost valuation of inventories and related issues. The Audit Committee retained independent accounting and legal advisors to assist in the investigation. The Audit Committee also coordinated its review with the Company’s registered independent public accounting firm.

The Audit Committee review found that errors were made in certain aspects of the Company’s standard cost process for inventory valuation. In addition, it found system coding issues that resulted in certain errors in the Company’s recording of inventory value. These errors had an effect on the Company’s reported results at March 31, 2007 and June 30, 2007 and for the periods then ended. Because the Audit Committee’s review was not complete until shortly before the filing deadline, the Company is delaying the filing of its report on Form 10-Q for the period ended September 29, 2007 in order to allow for the completion of the Company’s evaluation of these issues, and for the required quarterly review procedures by the Company’s independent registered public accounting firm, Ernst & Young LLP. The Company is also completing its assessment of the Company’s internal controls over financial reporting.

The Company has announced its financial results for the three- and nine-month periods ended September 29, 2007 and furnished the related press release to the Securities and Exchange Commission with a Current Report on Form 8-K filed on November 8, 2007. The Company intends to file its related quarterly report on Form 10-Q by November 13, 2007, the end of the five-day extension period provided by Rule 12b-25(b)(2)(ii). The Company will also file amended reports on Form 10-Q/A for the previous 2007 quarterly filings as soon as is practicable.

Statements in this Form 12b-25, other than statements of historical fact, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “anticipate,” “expect,” “will” and similar words and their variations. These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by these forward-looking statements. These risks and uncertainties include the impact of the restatement of financial statements or other actions that may be taken or required as a result of the Audit Committee review, litigation and governmental investigations or proceedings arising out of or related to the review; the expectation of filing a timely Form 10-Q; and the filing of amended quarterly reports for prior 2007 periods. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of other risk factors in our reports filed from time to time with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. We do not intend to revise or update any forward-looking statements to reflect events or circumstances after the date of this filing.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Passarello	(208)	233-4690
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue

Revenue decreased 3.0% in the third quarter of 2007 to $154.6 million from $159.3 million for the third quarter of 2006. During the third quarter of 2007, changes in the Euro exchange rate increased revenue by approximately $2.6 million. The decrease in revenue during the third quarter of 2007 was primarily due to lower revenue in our communications and medical markets. Revenue increased 3.0% to $462.0 million for the first nine months of 2007 from $448.6 million for the first nine months of 2006. This increase in revenue was due in part to the Starkey and NanoAmp Solutions acquisitions, which increased revenue by $5.8 million, or 1.3%, in the first nine months of 2007. Organic revenue (excluding revenue from the Starkey and NanoAmp Solutions acquisitions) in the first nine months of 2007 increased approximately $7.6 million, or 1.7%, compared to the same period in 2006. Changes in the Euro exchange rate increased revenue by approximately $9.2 million during the first nine months of 2007. The decrease in base revenue during the first nine months of 2007 was primarily due to lower revenue in our communications market.

Gross Profit

Gross profit was $68.0 million, or 44.0% of revenue, in the third quarter of 2007 compared to $69.8 million, or 43.8% of revenue, in the third quarter of 2006. Gross profit decreased by 2.6%, which was primarily due to the decrease in revenue between these periods, partially offset by benefits from operational improvements, both in our fabs and our test operations, and higher customer-funded development margin. Gross profit was $205.4 million, or 44.5% of revenue, in the first nine months of 2007 compared to $200.9 million, or 44.8% of revenue, in the first nine months of 2006. Gross profit increased by 2.2%, which was primarily due to the increase in revenue between these periods and the benefits from operational improvements, both in our fabs and our test operations, and higher customer-funded development margin. This increase was partially offset by a heavier weighting in the automotive and consumer markets, which are generally lower margin markets.

Operating Income

Operating income decreased to $12.9 million and $30.6 million, or 8.3% and 6.6% of revenue, in the third quarter and first nine months of 2007, respectively, compared with $15.3 million and $41.9 million, or 9.6% and 9.3% of revenue, in the third quarter and first nine months of 2006, respectively. The decreases were primarily due to higher restructuring charges in 2007.

AMIS Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 8, 2007	By	/s/ JOSEPH PASSARELLO
Joseph Passarello
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (8232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).